January 31, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Pacific Premier Bancorp, Inc. Registration Statement on Form S-4 (File No. 333-184876)

Dear Mr. Schiffman:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated January 31, 2013 (the “Comment Letter”), regarding Amendment No. 3 to the registration statement on Form S-4 that the Company filed with the Commission on January 25, 2013 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comments and are filing, concurrently with this letter, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that reflects these revisions.  In connection with this letter and the filing of Amendment No. 4, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement as filed on January 25, 2013.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Form S-4

Cover Page

1. We note that you have indicated, by checking the boxes, that you are both an “Accelerated Filer” and a “Smaller reporting company.” Please disclose that you are transitioning from a smaller reporting company to an accelerated filer and that you are entitled to rely on the disclosure provisions applicable to smaller reporting companies until the filing of your Report on Form 10-Q for the quarter ended March 31, 2013.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on pages 4 and 76 of Amendment No. 4 to indicate that the Company is transitioning from a smaller reporting company to an accelerated filer and that the Company is entitled to rely on the disclosure provisions applicable to smaller reporting companies until the filing of its Report on Form 10-Q for the quarter ended March 31, 2013.

Summary, page 4

2. We acknowledge your response to comment one of our letter to you dated January 18, 2013. We note that several of the numbers in the tables entitled “Selected Unaudited Pro Forma Combined Consolidated Data” on pages 22-24 and “Unaudited Comparative Per Share Data” on pages 25-27 relating to per common share data appear to be materially incorrect. They fail to account for the impact of your recent offering which increased the number of your outstanding shares of common stock by approximately one third and therefore should have decreased your earnings per share accordingly. Similar errors are in the section entitled “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 125. Please correct this data and confirm in your response letter that all of the pro forma data is accurate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the financial data in “Selected Unaudited Pro Forma Combined Consolidated Financial Data” on page 24 of Amendment No. 4, “Unaudited Comparative Per Share Data” on page 26 of Amendment No. 4, and “Unaudited Pro Forma Combined Consolidated Financial Data” on page 127 of Amendment No. 4,  to accurately reflect changes attributable to the increase in outstanding shares of Company common stock as a result of the sale of 3,795,000 shares in the Company’s recently completed underwritten public offering, as to which the closing of 3,300,000 shares and 495,000 shares occurred on December 11, 2012 and January 9, 2013, respectively.

Unaudited Pro Forma Combined Consolidated Financial Data, page 125

3. Please refer to the revisions made in response to comment 4 of our January 18, 2013 letter and revise here and throughout the document to delete the pro forma presentation of historical Pacific Premier combined with historical FAB (pro forma combined with FAB) as this combination is not possible since the offering has closed and permanently affected the company’s financial statements. Alternatively, tell us and revise to clarify what the intention of this presentation is and why you believe it is not potentially misleading.

RESPONSE:

In response to the Staff’s comment, the Company has deleted the pro forma presentation of historical Pacific Premier combined with historical FAB data, and references thereto, on pages 22, 23, 24, 126 and 127 of Amendment No.4.

*******

If Amendment No. 4 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of FAB as soon as practical.  We will contact the Staff to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/Norman B. Antin
Norman B. Antin

cc:	Jonathan E. Gottlieb
Steven R. Gardner